Exhibit 99.1
Bending Spoons successfully syndicates upsized term loan B add-ons

Milan, Italy—September 25, 2026 | Bending Spoons has successfully syndicated and priced a $1.25 billion add-on to its existing US dollar-denominated senior secured term loan B, due 2031, and a €395 million add-on to its existing euro-denominated senior secured term loan B, due 2031, subject to certain conditions. Both the US dollar and euro amounts raised represent increases from the original $750 million and $250 million equivalent target figures. The add-ons are fungible and have terms consistent with certain existing term loan B tranches.

The successful syndication follows on from Bending Spoons’ credit ratings having been upgraded by both Moody’s and S&P earlier this week. Moody’s upgraded to Ba3 from B1, and S&P raised its rating to BB- from B+.

The add-ons remain subject to certain closing conditions, including the finalization and execution of definitive documentation. Bending Spoons intends to use the proceeds to finance the agreed-upon Miro acquisition, repay the currently drawn portion of its euro revolving credit facility, and for general corporate purposes.

About Bending Spoons

Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. It acquires digital businesses, implements deep transformations and ongoing optimizations to sustainably expand earnings, and reinvests in additional acquisitions, thereby continuing the compounding cycle. The company has executed this strategy for more than a decade and, to date, has never sold a material business.

Bending Spoons strives to envision the most successful version of an acquired business, and works to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and enhancing marketing and monetization. AI is often both a central component of the vision and a key tool in implementing the transformation.

Bending Spoons’ performance is driven by its Platform—comprising its people, proprietary technologies, and proprietary data—and reflects an intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.

Bending Spoons’ main businesses include Airtable, AOL, Brightcove, Eventbrite, Evernote, Tractive, Vimeo, and WeTransfer.

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Forward-looking statements

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements include statements about our objectives and outlook. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.

Forward-looking statements reflect our current expectations and are based on assumptions and information available as of the date of this press release. Actual results and events may differ materially from those expressed or implied by such forward-looking statements due to a variety of risks and uncertainties, some of which are beyond our control. These include the risks and uncertainties described in the sections Risk factors and Management’s discussion and analysis of financial condition and results of operations in our registration statement on Form F-1, which is on file with the U.S. Securities and Exchange Commission and is available on our investor relations website at investors.bendingspoons.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, we assume no obligation to update any forward-looking statements.

Contacts

Media: press@bendingspoons.com

Investors: investor-relations@bendingspoons.com

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